820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

SUPPL

41E

Heerlen (NL), 1 October 2009

DSM finalizes sale of DSM Energy to TAQA

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, announces today that it has finalized the sale of DSM Energie Holding B.V. (DSM Energy) to TAQA Abu Dhabi National Energy Company PJSC on 30 September 2009.

The disposal consists of the participations which DSM has in oil and gas exploration and pipelines, including the 40% participation in Noordgastransport.

DSM will report a book profit of EUR 270-275 million after tax on the sale as an exceptional item in the income statement in Q3 2009.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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Forward-looking statements
This press release may contain forward-looking statements with respect to DSM's future (financial) performance and position. Such statements are based on current expectations, estimates and projections of DSM and information currently available to the company. DSM cautions readers that such statements involve certain risks and uncertainties that are difficult to predict and therefore it should be understood that many factors can cause actual performance and position to differ materially from these statements. DSM has no obligation to update the statements contained in this press release, unless required by law. The English language version of the press release is leading.

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